CORRESPONDENCE

ONE LINK 4 TRAVEL, INC.
One Market Plaza
Spear Tower, 36th Floor
San Francisco, CA 94105
(415) 293-8277

April 15, 2005

BY EDGAR CORRESPONDENCE

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: One Link 4 Travel, Inc. Certification concerning Form 10-KSB for the year ended December 31, 2004

Gentlemen:

        Enclosed with this letter is a conformed copy of a certification of F. W. Guerin and Alan K. Geddes, the President and Chief Executive Officer and Chief Financial Officer, respectively, of One Link 4 Travel, Inc. (the “Company”). The certification is being submitted to the Commission pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, regarding the Company’s Annual Report on Form 10-KSB for the year ended December 31, 2004.

Very truly yours, ONE LINK 4 TRAVEL, INC. By: /s/ F. W. Guerin F. W. Guerin President and Chief Executive Officer